UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549
_____

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(mark one)

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the Fiscal Year Ended December 31, 2007

[   ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number 1-8002

THERMO FISHER SCIENTIFIC INC. 401(K) RETIREMENT PLAN,
FORMERLY KNOWN AS
THERMO FISHER SCIENTIFIC INC. CHOICE PLAN

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Thermo Fisher Scientific Inc. 401(k) Retirement Plan, formerly known as Thermo Fisher Scientific Inc. Choice Plan

B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

Thermo Fisher Scientific Inc.
81 Wyman Street
Waltham, Massachusetts 02451

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

THERMO FISHER SCIENTIFIC INC. 401(k) RETIREMENT PLAN

By: Thermo Fisher Scientific Inc., Pension Committee

By: /s/ Peter M. Wilver
      Peter M. Wilver
      Senior Vice President, Chief Financial Officer and
      Member of the Pension Committee

Date: June 24, 2008

Thermo Fisher Scientific Inc. 401(k) Retirement Plan, formerly known as
Thermo Fisher Scientific Inc. Choice Plan

Financial Statements and Supplemental Schedule
December 31, 2007 and 2006

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Index
December 31, 2007 and 2006

*Other supplemental schedules required by Section 2520.103.10 of the Department of Labor's Rules and
Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have
been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of Thermo Fisher Scientific Inc. 401(k) Retirement Plan
and the Pension Committee of Thermo Fisher Scientific Inc.

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Thermo Fisher Scientific Inc. 401(k) Retirement Plan, formerly known as the Thermo Fisher Scientific Inc. Choice Plan, (the "Plan") at December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets (held at year end) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Boston, Massachusetts
June 23, 2008

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
Assets		
Investments, at fair value	$1,103,553,777	$ 542,182,675
Loans to participants, at fair value	16,519,971	5,342,126
	1,120,073,748	547,524,801
Receivables		
Due from Lancaster Laboratories 401(k) Incentive Savings Plan	39,878,059	—
Employer contributions	697,965	801,389
Participant contributions	310,401	758,487
Accrued income	—	5,022
	40,886,425	1,564,898
Net assets available for benefits at fair value	1,160,960,173	549,089,699
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(241,807)	864,523
Net assets available for benefits	$1,160,718,366	$ 549,954,222

The accompanying notes are an integral part of these financial statements.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2007

Additions
Investment income
    Dividends and interest income | $ | 22,098,423
    Net appreciation of investments | | 20,949,000

      Total investment income | | 43,047,423

Contributions
    Employer | | 14,904,773
    Participants | | 34,422,395

      Total contributions | | 49,327,168

      Total additions | | 92,374,591

Deductions
Benefits paid to participants | | (138,950,692)
Administrative expenses | | (113,217)

      Total deductions | | (139,063,909)

Net decrease in net assets available for benefits before transfers | | (46,689,318)

Transfers
Fisher Scientific International Inc. Savings and Profit Sharing Plan | | 609,151,408
Lancaster Laboratories 401(k) Incentive Savings Plan | | 39,878,059
Athena Diagnostics, Inc. Employees Savings Trust | | 8,423,995

      Total transfers | | 657,453,462

Net increase in net assets available for benefits after transfers | | 610,764,144

Net Assets Available for Benefits
Beginning of year | | 549,954,222

End of year | | $1,160,718,366

The accompanying notes are an integral part of these financial statements.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Notes to Financial Statements
For the Year Ended December 31, 2007

1. **Plan Description**
    The following description of the Thermo Fisher Scientific Inc. 401(k) Retirement Plan (formerly, the Thermo Fisher Scientific Inc. Choice Plan, the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

    General and Plan Mergers
    The Plan is a defined contribution plan. In November 2006, Thermo Electron Corporation (the "Original Plan Sponsor") and Fisher Scientific International Inc. merged creating a new combined entity, Thermo Fisher Scientific Inc. (the "Plan Sponsor", the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

    The following defined contribution plans of the Company were merged into the Thermo Fisher Scientific Inc. Choice Plan effective on December 31, 2007: the Fisher Scientific International Inc. Savings and Profit Sharing Plan (the "Fisher plan"), the Athena Diagnostics, Inc. Employees Savings Trust (the "Athena plan") and the Lancaster Laboratories 401(k) Incentive Savings Plan (the "Lancaster plan"). As of December 31, 2007, the net assets of the Athena Plan were held by MG Trust Company and the net assets of the Lancaster plan were held by The Vanguard Group, Inc., which were the respective trustees. The transfers of those assets to T. Rowe Price, the trustee as defined by the Plan at December 31, 2007, occurred in January 2008. T. Rowe Price replaced Fidelity Management Trust Company ("Fidelity"), as trustee of the Plan effective December 28, 2007. Effective January 1, 2008, in a Plan amendment, the merged plan was renamed the Thermo Fisher Scientific Inc. 401(k) Retirement Plan.

    Eligibility
    Before the merger, participation in the Plan was limited to eligible full-time and part-time employees of the Original Plan Sponsor who had completed two months of service. Each eligible employee who was a participant in the Thermo Fisher Scientific Inc. Choice Plan or the Fisher plan, Athena plan, or Lancaster plan on the day before the Plan amendment dated January 1, 2008, continues as a participant in the merged plan as amended. Any other eligible employee who is employed by the Company on and after January 1, 2008, becomes a participant on the date of hire.

    Contributions
    Each year participants may contribute on a pre-tax basis up to the lesser of (1) 50% of 401(k) eligible wages or (2) $15,500 (or $20,500 for employees 50 years or older), as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. During 2007, the Company made non-discretionary matching contributions equal to 100% of the first 5% of eligible compensation that a participant contributed to the Plan. Effective January 1, 2008, the Company non-discretionary matching contribution is equal to 100% of the first 6% of eligible compensation that a participant contributes to the Plan. Participants direct the investment of their contributions and the Company match into various investment options offered by the Plan. During 2007, the Plan offered the Company's common stock fund and fifteen investment funds as investment options for participants. After the December 31, 2007 merger, the Plan offers the Company's common stock and twenty investment funds. Contributions are subject to certain limitations. Employee contributions and Company match are recorded on a bi-weekly basis or, beginning January 1, 2008, weekly for those employees on a weekly payroll.

    Participant Accounts
    Each participant's account is credited with the participant's contributions, the Company match, and income or losses on those balances, as well as withdrawals, loan fees and loan repayments, as applicable.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Notes to Financial Statements
For the Year Ended December 31, 2007

Administrative Expenses
The Company pays certain administrative expenses associated with management of and professional services for the Plan. Administrative fees for hardship withdrawals and loan transactions are paid by the participants, and are included in the Statement of Changes in Net Assets Available for Benefits.

Vesting
Participants are immediately vested in both their voluntary contributions and the Company contributions plus actual income or losses on those balances.

Participant Loans
During 2007, participants could only borrow from the employee contribution portion of their accounts. Beginning January 1, 2008, participants may borrow from both the employee and employer portions of their accounts. Loans must be for a minimum of $1,000 and have a maximum equal to $50,000 or 50% of the vested account balance, whichever is less. The term of the loan is generally five years except when use of the proceeds is for the purchase of a primary residence, for which the term can be up to 30 years. The loans are secured by the balance in the participant's account and bear interest set at the prime rate as established in the Wall Street Journal, plus 1%. The prime rate and rate of interest on new Plan loans are determined as of the beginning of each calendar quarter or, beginning January 1, 2008, each calendar month. The interest rates on existing plan loans range from 4% to 11.5% at December 31, 2007, and 4% to 10.75% at December 31, 2006. Principal and interest are repaid through payroll deductions.

Benefit Payments and Plan Withdrawals
On termination of service due to death, disability or retirement, a participant (or beneficiary) may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or periodic installments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Withdrawals may be made under certain other circumstances in accordance with the Plan document.

Benefits are recorded when paid.

Forfeitures
Forfeitures that exist in the Plan were either introduced into the Plan as a result of the mergers described above or were created in previous years before vesting in Company contributions was immediate. All participant accounts in the merged plan are 100% vested as of January 1, 2008.

Previously, forfeitures were used to reduce the Company's future funding requirements. Effective January 1, 2008, forfeitures will be used to pay Plan expenses. In 2007, Company contributions were reduced by $570,180 from forfeited nonvested accounts. At December 31, 2007, there was $794,762 in accumulated forfeitures that had not been used to reduce Company contributions; these forfeitures will be used to pay Plan expenses in the future.

2. **Summary of Significant Accounting Policies**

Use of Estimates
The Plan's financial statements are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

Investment Valuation
Investments are stated at fair value. Common shares are valued based on quoted market prices. Registered investment companies are valued based on net asset value at year end. Participant loans are valued at cost plus accrued interest, which approximates fair value. The Plan's interests in collective trusts are valued based on information reported by the investment advisor using audited financial statements of the collective trusts at year end. For those funds or trusts with contract values, the fair values and contract values are based on the fair values and contract values of the underlying investments of those funds or trusts.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

In the Statement of Changes in Net Assets Available for Benefits, the Plan presents the net appreciation in the fair value of its investments, which consists of realized gains or losses and unrealized appreciation (depreciation) on investments. The cost of investments is determined using the average-cost basis for calculating realized gains or losses.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through collective trusts. As required by the FSP, the Statements of Net Assets Available for Benefits presents the fair value of the investments in the collective trusts as well as the adjustments of the investments in the collective trusts from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Risks and Uncertainties
The Plan invests in a combination of investment securities that are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

New Accounting Pronouncements
The Plan adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," an interpretation of FASB Statement No. 109 ("FIN 48"), as required, on January 1, 2007. FIN 48 requires the Plan Sponsor to determine whether a tax position of the Plan is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement which could result in the Plan recording a tax liability that would reduce net assets. FIN 48 must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to net assets as of January 1, 2007.

Based on its analysis, the Plan Sponsor has determined that the adoption of FIN 48 did not have a material impact to the Plan's financial statements upon adoption.

In addition, in September 2006, Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS 157"), was issued and is effective for fiscal years beginning after November 15, 2007. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Management is currently evaluating the impact, if any, the adoption of SFAS 157 will have on the Plan's financial statements.

3. Tax Status

The Plan has received a favorable determination letter dated September 18, 2003, from the Internal Revenue Service. The Plan has been amended since receiving the determination letter; however, the Plan administrator, management and the Plan's tax counsel believe that the Plan has been designed and operated in compliance with the applicable requirements of the Internal Revenue Code.

4. Investments

Investments of the Plan's net assets are as follows:

	December 31,	
	2007	2006
Mutual Funds		
T. Rowe Price Retirement 2020 Fund (1)	$ 156,044,174	$ —
T. Rowe Price Retirement 2025 Fund (1)	132,301,287	—
T. Rowe Price Retirement 2015 Fund (1)	120,728,320	—
T. Rowe Price Retirement 2030 Fund (1)	104,553,539	—
T. Rowe Price Retirement 2010 Fund (1)	74,527,703	—
Dodge & Cox International Stock Fund (1)	60,394,924	—
T. Rowe Price Retirement 2035 Fund	57,044,177	—
Dodge & Cox Stock Fund (2)	41,207,714	114,182,938
T. Rowe Price Retirement 2040 Fund	33,391,757	—
Vanguard Mid Capitalization Index Fund, Instl.	25,400,899	—
T. Rowe Price Retirement 2005 Fund	18,896,799	—
Western Asset Core Plus Bond Fund, Instl.	14,332,149	—
T. Rowe Price Retirement Income Fund	12,003,887	—
T. Rowe Price Retirement 2045 Fund	9,726,726	—
Van Kampen Fund Class A	1,565,317	—
T. Rowe Price Retirement 2055 Fund	1,294,987	—
T. Rowe Price Retirement 2050 Fund	1,294,627	—
Lord Abbett Mid-Cap Value Fund	742,294	—
Columbia Acorn Fund Class A	604,812	—
Van Kampen Growth and Income Fund	544,711	—
American Funds Amcap Fund Class A	502,235	—
Van Kampen Equity Income Fund	501,055	—
American Funds Investment Co of America	391,330	—
Munder Index 500 Fund Class A	387,956	—
AIM Mid-Cap Core Equity Fund	387,010	—
Munder Small-Cap Value Fund Class A	363,799	—
AIM International Growth Fund	323,394	—
Eaton Vance Govt Obligations Fund	319,617	—
Munder Mid-Cap Core Growth Fund	301,427	—

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Notes to Financial Statements
For the Year Ended December 31, 2007

	December 31,	
	2007	2006
Columbia Federal Securities Fund Class A	$ 281,847	$ —
Templeton Foreign Fund Class R	263,997	—
Pioneer High Yield Fund Class A	196,403	—
Franklin Small-Cap Value Fund	153,599	—
Nationwide U.S. Growth Leaders Fund Class A	91,858	—
Franklin Templeton Moderate Target Fund	84,705	—
Franklin Templeton Conservative Target Fund	41,975	—
Fidelity Advisor Equity Growth Fund	2,000	—
AIM International Core Equity Fund	8	—
Spartan U.S. Equity Index Fund (2)	—	69,947,923
Fidelity Balanced Fund (2)	—	66,534,588
Fidelity Diversified International Fund (2)	—	62,032,832
Fidelity Growth Company Fund (2)	—	58,845,604
T. Rowe Price Small-Cap Stock Fund, Inc. (2)	—	28,931,721
PIMCO Total Return Fund: Class ADM	—	18,393,409
Freedom 2020 Fund	—	7,670,732
Freedom 2030 Fund	—	6,830,132
Vanguard Mid-Cap Index Fund Admiral Shares	—	5,473,629
Freedom 2010 Fund	—	3,994,850
Freedom 2040 Fund	—	3,004,234
Freedom Income Fund	—	1,701,221
Freedom 2000 Fund	—	732,591
Common Collective Trusts		
T. Rowe Price Stable Value Fund (1)	104,840,741	—
Fidelity Managed Income Portfolio II: Class II (2)	49,835,723	72,103,090
SSGA S&P 500 Index Fund	21,820,962	—
T. Rowe Price Growth Stock Trust	17,580,398	—
Jennison Institutional U.S. Small-Cap Equity Fund	15,060,524	—
Stock		
Thermo Fisher Scientific Inc., 402,573 and 456,734 shares, respectively	23,220,411	20,685,483
Interest bearing cash	—	1,117,698
Total Investments, at Fair Value	$1,103,553,777	$ 542,182,675

(1) Investment represents five percent or more of the Plan's net assets at December 31, 2007.
(2) Investment represents five percent or more of the Plan's net assets at December 31, 2006.

8

During 2007, the Plan's investments (including investments bought, sold and held during the year) appreciated in value by $20,949,000, as follows:

	Year Ended December 31, 2007
Mutual funds	$ 15,584,161
Common stock	5,703,839
Common collective trusts	(339,000)
Net change in fair value	$ 20,949,000

Dividends and interest income of $22,098,423 consisted of the following for the year ended December 31, 2007:

	Year Ended December 31, 2007
Mutual funds	$ 18,356,427
Common collective trusts	3,252,681
Participant loans	424,664
Interest-bearing cash	64,651
Dividends and interest income	$ 22,098,423

5. Related-party Transactions

Certain Plan investments are shares of mutual funds or interests in common collective trusts that were managed by Fidelity, which was the trustee as defined by the Plan during 2007, and T. Rowe Price Retirement Services, which was an affiliate of T. Rowe Price Trust Company, the trustee as defined by the Plan at the end of 2007. Therefore, transactions in these investments, including dividend and interest earned of $16,055,721, qualify as party-in-interest transactions. Fees paid by the Plan to Fidelity and T. Rowe Price for investment management services were included as a reduction of the return earned on each fund. These transactions, as well as participant loans, qualify as party-in-interest transactions. Interest on participant loans, which is included in interest and dividends on the Statement of Changes in Net Assets Available for Benefits, was $424,664 in 2007.

The Plan invests in common stock of the Company and transactions in this common stock are related-party transactions. In 2007 and 2006, the Plan purchased shares of Company common stock on the open market having a value of $865,215 and $1,137,913, respectively. In 2007 and 2006, the Plan sold shares of Company common stock on the open market having values of $3,130,560 and $765,211, respectively.

6. Plan Termination

Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2007   **Supplemental Schedule**

Identity of Issue/Borrower, Lessor or Similar Party	Description of investments including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
Mutual Funds			
T. Rowe Price	T. Rowe Price Retirement 2020 Fund (1)	(2)	$ 156,044,174
T. Rowe Price	T. Rowe Price Retirement 2025 Fund (1)	(2)	132,301,287
T. Rowe Price	T. Rowe Price Retirement 2015 Fund (1)	(2)	120,728,320
T. Rowe Price	T. Rowe Price Retirement 2030 Fund (1)	(2)	104,553,539
T. Rowe Price	T. Rowe Price Retirement 2010 Fund (1)	(2)	74,527,703
T. Rowe Price	Dodge & Cox International Stock Fund	(2)	60,394,924
T. Rowe Price	T. Rowe Price Retirement 2035 Fund (1)	(2)	57,044,177
Dodge & Cox	Dodge & Cox Stock Fund	(2)	41,207,714
T. Rowe Price	T. Rowe Price Retirement 2040 Fund (1)	(2)	33,391,757
Vanguard	Vanguard Mid Capitalization Index Fund, Instl. (1)	(2)	25,400,899
T. Rowe Price	T. Rowe Price Retirement 2005 Fund (1)	(2)	18,896,799
Western Asset Management Company	Western Asset Core Plus Bond Fund, Instl.	(2)	14,332,149
T. Rowe Price	T. Rowe Price Retirement Income Fund (1)	(2)	12,003,887
T. Rowe Price	T. Rowe Price Retirement 2045 Fund (1)	(2)	9,726,726
Van Kampen Investments	Van Kampen Fund Class A	(2)	1,565,317
T. Rowe Price	T. Rowe Price Retirement 2055 Fund (1)	(2)	1,294,987
T. Rowe Price	T. Rowe Price Retirement 2050 Fund (1)	(2)	1,294,627
Lord Abbett & Company	Lord Abbett Mid-Cap Value Fund	(2)	742,294
Columbia Management	Columbia Acorn Fund Class A	(2)	604,812
Van Kampen Investments	Van Kampen Growth and Income Fund	(2)	544,711
American Funds	American Funds Amcap Fund Class A	(2)	502,235
Van Kampen Investments	Van Kampen Equity Income Fund	(2)	501,055
American Funds	American Funds Investment Co of America	(2)	391,330
Munder Capital Management	Munder Index 500 Fund Class A	(2)	387,956
Invesco Aim	AIM Mid-Cap Core Equity Fund	(2)	387,010
Munder Capital Management	Munder Small-Cap Value Fund Class A	(2)	363,799
Invesco Aim	AIM International Growth Fund	(2)	323,394
Eaton Vance	Eaton Vance Govt Obligations Fund	(2)	319,617
Munder Capital Management	Munder Mid-Cap Core Growth Fund	(2)	301,427
Columbia Management	Columbia Federal Securities Fund Class A	(2)	281,847
Franklin Templeton Investments	Templeton Foreign Fund Class R	(2)	263,997
Pioneer Investments	Pioneer High Yield Fund Class A	(2)	196,403
Franklin Templeton Investments	Franklin Small-Cap Value Fund	(2)	153,599
Nationwide Financial Services, Inc.	Nationwide U.S. Growth Leaders Fund Class A	(2)	91,858
Franklin Templeton Investments	Franklin Templeton Moderate Target Fund	(2)	84,705
Franklin Templeton Investments	Franklin Templeton Conservative Target Fund	(2)	41,975
Fidelity	Fidelity Advisor Equity Growth Fund (1)	(2)	2,000
Invesco Aim	AIM International Core Equity Fund	(2)	8
	Total mutual funds		$ 871,195,018

Thermo Fisher Scientific Inc. 401(k) Retirement Plan
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2007   **Supplemental Schedule**

Identity of Issue/Borrower, Lessor or Similar Party	Description of investments including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
Common Collective Trusts			
T. Rowe Price	T. Rowe Price Stable Value Fund (1)	(2)	$ 104,221,097
Fidelity	Fidelity Managed Income Portfolio II: Class II (1)	(2)	50,213,560
State Street Global Advisors	SSGA S&P 500 Index Fund	(2)	21,820,962
T. Rowe Price	T. Rowe Price Growth Stock Trust (1)	(2)	17,580,398
Jennison Associates	Jennison Institutional U.S. Small-Cap Equity Fund	(2)	15,060,524
	Total common collective trusts		208,896,541
Thermo Fisher Scientific Inc.	Common stock (1)	(2)	23,220,411
Participant Loans	Participant loans (for a term not exceeding 30 years at interest rates ranging from 4% to 11.5%) (1)	(2)	16,519,971
	Total		$1,119,831,941

(1) Investments are a party-in-interest to the Plan.
(2) Cost information is not required for participant directed investments and, therefore, is not included.

Exhibit Number	Description of Exhibit
23.1	Consent of PricewaterhouseCoopers LLP.